Exhibit 99.1

News

Release

C$ unless otherwise stated For Immediate Release February 14, 2024	TSX/NYSE/PSE: MFC SEHK: 945

Manulife files 2023 Audited Annual Financial Statements and Related MD&A

TORONTO - Manulife Financial Corporation has filed its 2023 audited annual financial statements for the year ended December 31, 2023 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange Commission on Form 40-F. This information is available on the Company’s website at manulife.com/en/investors/results-and-reports. Shareholders may also request a hard copy of this information free of charge through the Company’s website.

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations Hung Ko Manulife 416-806-9921 hung_ko@manulife.com